UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	May 15, 2015	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

PROVISION OF GUARANTEES FOR SHANGHAI EASTERN FLIGHT TRAINING CO., LTD.

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the board of directors of the Company (the “Board”) confirm that the information contained in this announcement is true, accurate and complete, and jointly accept full responsibilities for any misrepresentations or misleading statements contained in, or material omissions from, this announcement.

IMPORTANT NOTICE:

Name of guaranteed party	Amount of guarantees	Balance of guarantees actually provided	Availability of counter guarantees	Guarantor

	Not exceeding	RMB55.00 million and	No	China Eastern Airlines
(Shanghai Eastern Flight	US$45.64 million	US$10.80 million		Corporation Limited
Training Co., Ltd.)				(the “Company”)
(“Flight Training Company”)

Cumulative amount of overdue external guarantees: nil

1.	OVERVIEW OF THE GUARANTEES

Flight Training Company is a wholly-owned subsidiary of the Company. Flight Training Company intends to introduce five simulation aircraft and two IPT training devices in batches. The Company provides guarantees to Flight Training Company for loans not exceeding US$45.64 million. As the introduction of five simulation aircraft and two IPT training devices is not a one-off purchase, it is required to enter into several loan and guarantee contracts separately, and the effective term of the guarantees shall not exceed five years from the first withdrawal date of each loan contract.

On 15 May 2015, the Company entered into the loan guarantee contract in relation to the purchase of one A330 simulation aircraft and one IPT training device by the Flight Training Company for a guarantee amount of US$12.8432 million and a term of five years. Flight Training Company will, hereafter, introduce one B737-700 simulation aircraft, three A320NEO simulation aircraft and one IPT training device in batches from 2016 to 2019, and the Company will continue to provide guarantees to Flight Training Company with the amount of guarantees not exceeding US$32.7968 million and for a term of five years.

The fourth regular meeting of the Board in 2014 considered and approved the “Resolution on the Introduction of Simulation Aircraft of Flight Training Company”, and it was agreed that the Company shall provide loan guarantees in relation to the introduction of five simulation aircraft and two IPT training devices for Flight Training Company with the amount of guarantees not exceeding US$45.64 million and the effective term of the guarantees shall not exceed five years from the first withdrawal date of each loan contract.

2.	BASIC INFORMATION OF THE GUARANTEED PARTY

The registered address of Flight Training Company is 518 Fasai Road, Shanghai Pilot Free Trade Zone. Its legal representative is Shi Fukang . Its scope of business includes provision of training for pilots and other flight-related crew, import and export of cargo and technology, leasing of self-owned properties as well as maintenance and research and development of aviation equipment, consultation of aviation industry knowhow (other than training), development and sales of computer software and conference services. Flight Training Company has a registered capital of RMB693.80 million. As of 31 December 2014, it had total assets of RMB1,390.96 million, total liabilities of RMB473.58 million, total bank loans of RMB332.05 million, total current liabilities of RMB241.83 million and net assets of RMB917.38 million. Its operating income in 2014 was RMB290.54 million, and its net profit for 2014 was RMB32.09 million.

3.	PARTICULARS OF THE GUARANTEES

Name of Guaranteed Party	Amount of guarantees	Type of guarantees	Method of guarantees	Term of guarantees	Usage

Flight Training Company	Not exceeding US$45.64 million	Borrowings	Joint liability guarantees	Not exceeding five years from the first withdrawal date for each loan contract	Purchase of five simulation aircraft and two IPT training devices

4.	OPINION OF THE BOARD

To satisfy the constantly growing flight training demand of the Company and the need of opening up external markets, Flight Training Company intends to introduce five simulation aircraft and two IPT training devices. The Company provides loan guarantees to Flight Training Company with the amount of guarantees not exceeding US$45.64 million. The provision of guarantees for Flight Training Company by the Company will help to ensure the normal operation of Flight Training Company, secure lower costs of funding and thereby achieving the aim of reducing the costs of financing.

Flight Training Company provides the Company and external markets with flight training services. It has large business volume for training services, strong profitability, a low risk of operating loss and a low overall debt ratio, which represents a strong solvency position.

The independent directors of the Company consider that the Company can strictly comply with the relevant laws and regulations and the articles of association of the Company, prudently control risks associated with its external guarantees, and safeguard the assets of the Company. The provision of guarantees by the Company for Flight Training Company has been made under lawful decision-making process, and has been considered and approved by more than two thirds of the directors of the Company who were present at the meeting of the Board. The provision of guarantees by the Company for the introduction of simulation aircraft for Flight Training Company aims to help reduce the financing costs of external loans, which is in the interests of the Company and all of its shareholders as a whole.

Based on the above, the Board had previously approved to provide the guarantees for

Flight Training Company.

5.	CUMULATIVE AMOUNTS OF EXTERNAL GUARANTEES AND OVERDUE GUARANTEES

As of the date of this announcement, the total amount of external guarantees of the Company and its majority-controlled subsidiaries amounted to approximately US$25.18 million and RMB5,555 million, respectively, all of which are guarantees provided by the Company to its wholly-owned subsidiaries or its majority-controlled subsidiaries. Such amount represents 20.61% of the latest audited net assets of the Company. The cumulative amount of overdue guarantees was 0.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

Shanghai, the People’s Republic of China
15 May 2015

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Sandy Ke-Yaw Liu (Independent non-executive Director), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director) and Ma Weihua (Independent non-executive Director).

- 3 -